Exhibit 99.1

GFL Environmental Inc. Announces 10% Increase to Quarterly Dividend

MIAMI BEACH, FL, April 2, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Board of Directors of the Company has declared a 10% increase to the regular quarterly cash dividend on the Company’s subordinate voting and multiple voting shares.

The regular quarterly cash dividend, which increases from US$0.0154 per share to US$0.0169 per share, will be paid on April 30, 2026 to shareholders of record at the close of business on April 13, 2026. The Company has designated this dividend as an eligible dividend within the meaning of the Income Tax Act (Canada).

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

Forward Looking Statements

This release includes certain “forward-looking statements”, which are not guarantees or assurances of future performance. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. The declaration, timing, amount and payment of any future dividends remains at the discretion of GFL’s Board of Directors.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com